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ABIOMED, Inc.

Filing Type:               Form 425
Description:               Copy of letter sent to Thermo Cardiosystems and
                           Thermo Electron Corporation
Filing Date:               January 18, 2001
Period End:                N/A

Primary Exchange:          NASDAQ
Ticker:                    ABMD
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The following is excerpted from the letter:

Ladies and Gentlemen:

         We are writing today to make clear certain matters with respect to our previous offer to acquire Thermo Cardiosystems, Inc. and to express our willingness to be flexible in regard to certain terms of our offer if such flexibility would be useful to you.

         OUR OFFER IS UNSOLICITED. You have asserted that under the terms of your merger agreement with Thoratec you may only consider "unsolicited" offers that constitute "Superior Offers" (as defined in your merger agreement with Thoratec). We hereby confirm that our offers have been completely unsolicited by you. We continue to believe that our offers to you are Superior Offers. We believe that you, upon review of our offer, will agree that it is Superior both in nominal value today and upside potential for the future.

         POSSIBLE RESTRUCTURING OF OFFER. We are willing to proceed with our $11.50 per share offer. We would also be willing, as an alternative, to offer your shareholders the ability to elect to receive the $11.50 consideration either in ABIOMED stock or in cash. These shareholder elections would be pro rated such that the aggregate amount of cash and stock distributed would remain the same as in our existing proposal. We believe that many TCA shareholders will want all stock because of both the upside potential of ABIOMED shares and the opportunity to avoid the taxes associated with cash distributions. This alternative structure would meet the needs of shareholders who prefer stock to cash, while at the same time increasing the per-share cash to be paid to those who prefer cash.

         THE CAP. You have publicly stated that the cap in our offer has made it difficult for you to evaluate our proposals. We remind you that the cap is included in our offers to ensure full compliance with the definition of Superior Offer. If requested, we are available to discuss the cap with you at your earliest convenience. We, however, do not expect the cap to come into play as it is well below both our historical trading value and the ABIOMED twelve month share price targets of $40-$50 set by the analysts from Salomon Smith Barney and Banc of America Securities.

         We hope that you find the above comments useful. We look forward to hearing from you soon.

                                       ***

         This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with this proposed business combination with
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Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy statement/prospectus and other documents filed with the SEC by ABIOMED, will be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

         ABIOMED, its directors and certain of its executive officers may be considered participants in any solicitation of proxies made in connection with the proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.